PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON

2008 CANADIAN INCOME TAX INFORMATION

Calgary Alberta – February 27, 2009, (TSX – PMT.UN) The following information is intended to assist individual Canadian Unitholders of Paramount Energy Trust (“PET”) in the preparation of their 2008 T1 Income Tax Return.

The information contained herein is based on PET’s understanding of the Income Tax Act (Canada) and the regulations thereunder and is provided for general information only.  Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP or DPSP

No amounts are required to be reported on the 2008 T1 Income Tax Return where the Paramount Energy Trust Units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their PET Units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary, and received cash distributions during the period, will receive “T3 Supplementary” slips directly from their broker or intermediary, not from the transfer agent or PET.

Registered Unitholders of PET who received cash distributions during the period from the transfer agent, Computershare Trust Company of Canada (and not from a broker or intermediary), will receive “T3 Supplementary” slips directly from Computershare Trust Company of Canada.

The attached “Schedule 1” includes supplementary information on the taxable portion of the 2008 cash distributions and is shown on a per Trust Unit basis.  Under Paragraph 12(1)(m) of the Income Tax Act, taxable amounts allocated by PET in 2008 to the Unitholders must be reported by the Unitholders in their 2008 Income Tax Return.

Accordingly, the taxable amount of cash distributions (i.e. “Other Income”, Box 26 on the T3 slips) with respect to record dates January 31, 2008 up to and including December 31, 2008 are included in your “T3 Supplementary”.

Holders of PET Units are required to reduce the Adjusted Cost Base of their Units by the Return of Capital (i.e. “Amount Resulting in Cost Base Adjustment”, (Box 42 on the T3 slips) with respect to record dates January 31, 2008 up to and including December 31, 2008. The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the Trust Units if the owner holds the Trust Units as a capital property.

The deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 31, 2009

SCHEDULE 1

PARAMOUNT ENERGY TRUST UNITS 2008 – T3 INFORMATION FOR CANADIAN RESIDENTS

The following table outlines the breakdown of cash distributions per Trust Unit paid or payable by Paramount Energy Trust with respect to record dates for the period January 31, 2008 – December 31, 2008 for Canadian Income Tax purposes.

Record Date	Payment Date	Total Distribution Paid	Taxable Amount (Box 26) Other Income	Amount Resulting in Cost Base Adjustment (Box 42) Return of Capital

January 31, 2008	February 15, 2008	0.100	0.100	0.000
February 29, 2008	March 17, 2008	0.100	0.100	0.000
March 31, 2008	April 15, 2008	0.100	0.100	0.000
April 30, 2008	May 15, 2008	0.100	0.100	0.000
May 30, 2008	June 16, 2008	0.100	0.100	0.000
June 30, 2008	July 15, 2008	0.100	0.100	0.000
July 31, 2008	August 15, 2008	0.100	0.100	0.000
August 29, 2008	September 15, 2008	0.100	0.100	0.000
September 30, 2008	October 15, 2008	0.100	0.100	0.000
October 31, 2008	November 17, 2008	0.100	0.100	0.000
November 28, 2008	December 15, 2008	0.100	0.100	0.000
December 31, 2008	January 15, 2009	0.100	0.100	0.000

TOTAL PER UNIT		1.200	1.200	0.000

PET expects to release United States income tax information within the next few weeks.

PET further advises that it expects its distributions to Unitholders to be 100 percent taxable for the foreseeable future.

Forward-looking Information

This news release may contain forward-looking information.  Any forward-looking statements made herein are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially and there is no guarantee by PET that actual results achieved will be the same as those forecast herein.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbols PMT.UN, PMT. DB, PMT.DB.A, PMT.DB.B and PMT.DB.C.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW, Calgary, AB  T2P 3H5

Telephone:  (403) 269-4400      Fax:  (403) 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Executive Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Sue Showers, Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.